Exhibit 4.7
Description of Securities

The following is a summary of the material terms of the registered securities of Limoneira Company. This description is based, in part, on our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Common Stock

We have 39,000,000 authorized shares of common stock, par value $0.01 per share. Holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably, dividends when, as and if declared by our board of directors out of funds legally available for that purpose and, upon our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on any preferred stock. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Our outstanding common stock is duly authorized and validly issued, fully paid and nonassessable. In the event we were to elect to sell additional shares of common stock, holders of our common stock would have no right to purchase additional shares. As a result, the common stockholders’ percentage equity interest would be diluted.

Preferred Stock

We have 100,000 authorized shares of preferred stock, consisting of (i) 50,000 shares of Class A Preferred Stock, par value $0.01 per share, of which 20,000 shares have been designated as Series A Junior Participating Preferred Stock, and (ii) 50,000 shares of Class B Preferred Stock, par value $100 per share, of which 30,000 shares have been designated as Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) and 10,000 shares have been designated as Series B-2 4% Voting Preferred Stock (the “Series B-2 Preferred Stock”). We may issue preferred stock in one or more series and having the rights, privileges and limitations, including voting rights, conversion rights, liquidation preferences, dividend rights and preferences and redemption rights, as may, from time to time, be determined by our board of directors. Preferred stock may be issued in the future in connection with acquisitions, financing or other matters, as our board of directors deems appropriate. In the event that we determine to issue any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of the series of preferred stock will be filed with the Delaware Secretary of State. The effect of this preferred stock designation power is that our board of directors alone, subject to federal securities laws, applicable blue sky laws and Delaware law, may be able to authorize the issuance of preferred stock that could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our common stock, including the loss of voting controls to others.

Series A Junior Participating Preferred Stock

On October 31, 2006, our board of directors designated 20,000 shares of Class A Preferred Stock as Series A Junior Participating Preferred Stock, par value $0.01 per share. Our Series A Junior Preferred Stock has the following rights, preferences, privileges and restrictions:

Conversion. Shares of Series A Junior Participating Preferred Stock are not convertible.

Dividends. The holders of shares of our Series A Junior Participating Preferred Stock are entitled to receive cash dividends equal to the greater of (a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount of all non-cash dividends, other than a dividend payable in, and declared on, our common stock. Such dividends are payable quarterly on or before the fifteenth day of January, April, July and October in each year commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our Series A Junior Participating Preferred Stock are entitled to be paid out of the assets available for distribution, before any payment is made to the holders of our common stock or any other series or class of our shares ranking junior to the Series A Junior Participating Preferred Stock, an amount equal to $100.00 per share, plus an amount equal to all accrued and unpaid dividends. Following the payment in full of such liquidation preference, no additional distributions may be made to the holders of shares of our Series A Junior Participating Preferred Stock unless the holders of our common stock have received an amount per share equal to a specified quotient, and, upon payment in full to the holders of our common stock of an amount equal to such quotient, holders of shares of our Series A Junior Participating Preferred Stock and our common stock are entitled to receive their ratable and proportionate share of the remaining assets to be distributed in a specified ratio.

Voting Rights. Each share of Series A Junior Participating Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of our stockholders.

Redemption. Shares of Series A Junior Participating Preferred Stock are not redeemable.

Series B Convertible Preferred Stock

On May 21, 1997, our board of directors designated 30,000 shares of Class B Preferred Stock as Series B Convertible Preferred Stock, par value $100.00 per share. Our Series B Convertible Preferred Stock has the following rights, preferences, privileges and restrictions:

Conversion. The holders of shares of our Series B Convertible Preferred Stock have the right, at their option, to convert such shares into shares of common stock of the Company at any time prior to redemption. The conversion price is $8.00 per share of common stock. Pursuant to the terms of the Certificate of Designation, Preferences and Rights of the Series B Convertible Preferred Stock, the conversion price shall be adjusted to reflect any dividends paid in common stock of the Company, the subdivision of the common stock of the Company into a greater number of shares of common stock of the Company or to prevent unfair dilution or increase of the converted common stock upon the advice of legal counsel.

Dividends. The holders of shares of our Series B Convertible Preferred Stock are entitled to receive cumulative cash dividends at an annual rate of 8.75% of par value. Such dividends are payable quarterly on the first day of January, April, July and October in each year commencing July 1, 1997.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our Series B Convertible Preferred Stock are entitled to be paid out of the assets available for distribution, before any payment is made to the holders of our common stock or any other series or class of our shares ranking junior to the Series B Convertible Preferred Stock, an amount equal to $100.00 per share, plus an amount equal to all accrued and unpaid dividends.

Voting Rights. Each holder of shares of our Series B Convertible Preferred Stock is entitled to ten votes on all matters submitted to a vote of the stockholders of the Company.

Redemption. The Company, at the option of the board of directors, may redeem the Series B Convertible Preferred Stock, as a whole or in part, at any time or from time to time on or after August 1, 2017 and before July 31, 2027, at a redemption price equal to $100.00 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption.

Put Rights. At any time upon written notice to the Company given on or after July 1, 2017 and before June 30, 2027, any holders of record of our Series B Convertible Preferred Stock may cause the Company to repurchase all of the outstanding shares of the Series B Convertible Preferred Stock held by that stockholder at a repurchase price equal to its par value plus accrued and unpaid dividends thereon, to the date fixed for repurchase. The repurchase date, which will be fixed by the Company, will not be more than 90 days following the date of the written notice from the Series B Convertible Stockholder. The Company will provide notice regarding any such repurchase.

Series B-2 Preferred Stock

On March 19, 2014, our board of directors designated 10,000 shares of Class B Preferred Stock as Series B-2 Preferred Stock. Our Series B-2 Preferred Stock has the following rights, preferences, privileges and restrictions:

Conversion. Each share of the Series B-2 Preferred Stock is convertible into common stock at a conversion price equal to the greater of (a) the then-market price of the Company’s common stock based upon the closing price of the Company’s common stock on the NASDAQ Stock Market LLC or on such other principal market on which the Company’s common stock may then be trading and (b) $15.00 per share of common stock. Shares of the Series B-2 Preferred Stock may be converted into common stock (i) at any time prior to the redemption thereof, or (ii) in the event the option agreement between Associated Citrus Packers, Inc., an Arizona corporation and our wholly-owned subsidiary, and WPI-ACP Farm AZ, LLC, a Delaware limited liability company, dated March 21, 2014 (the “Option Agreement”) is terminated without all of the shares of Series B-2 Preferred Stock having been redeemed, within 30 calendar days following such termination.

Dividends. The holder of shares of the Series B-2 Preferred Stock is entitled to receive cumulative cash dividends at an annual rate of 4% of the liquidation value of $1,000 per share. Such dividends are payable quarterly on the first day of January, April, July and October in each year commencing July 1, 2014.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our Series B-2 Preferred Stock are entitled to be paid out of the assets available for distribution, before any payment is made to the holders of the Company’s common stock or any other series or class of the Company’s shares ranking junior to the Series B-2 Preferred Stock, an amount equal to the liquidation value of $1,000 per share, plus an amount equal to all accrued and unpaid dividends.

Voting Rights. Each share of Series B-2 Preferred Stock is entitled to one vote on all matters submitted to a vote of the Company’s stockholders.

Redemption. The Company may redeem shares of Series B-2 Preferred Stock only (i) from WPI-ACP Holdings, LLC or its designee (“WPI”) and (ii) upon, and to the extent of, WPI’s election to exercise its option pursuant to the Option Agreement, at a redemption price equal to the liquidation value of $1,000 per share, plus accrued and unpaid dividends.

Transfer Restriction. The shares of the Series B-2 Preferred Stock may not be transferred without the consent of the Company, which shall not be unreasonably withheld.

Anti-Takeover Effects

Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Select Market. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire or could discourage a third party from seeking to acquire, a controlling interest in our Company by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.